UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 27, 2015

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	0-10140	95-3629339
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

701 North Haven Avenue, Ontario, California		91764
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

CVB Financial Corp. President and Chief Executive Officer, Christopher D. Myers, will be hosting one-on-one meetings with investors at FBR & Co.’s 22nd Annual Investor Conference on Tuesday, December 1, 2015. The conference will take place at the Westin New York at Times Square in New York City. The December 2015 slide presentation updated to reflect third quarter 2015 financial information, is included as Exhibit 99.1 of this report. The information in this report (including Exhibit 99.1) shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other documents filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth the by specific reference in such filing.

Item 8.01 Other Events.

On November 27, 2015, CVB Financial Corp. (the “Company”) issued a press release relating to its President and Chief Executive Officer, Christopher D. Myers’ presentation of the slides in Exhibit 99.1 of this report during one-on-one meetings with investors at FBR & Co.’s 22nd Annual Investor Conference on Tuesday, December 1, 2015. A copy of this press release is attached hereto as Exhibit 99.2 and is being furnished pursuant to this Item 8.01.

Furthermore, on October 14, 2015, CVB Financial Corp. announced that it had entered into a definitive agreement to acquire County Commerce Bank. CVB Financial Corp. is providing supplemental information regarding the Merger in the presentation referred to in Item 7.01 above and attached hereto as Exhibit 99.1.

A copy of the slide presentation will be available on the Company’s website at www.cbbank.com under the “Investors” tab.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Copy of the CVB Financial Corp. December 2015 slide presentation, updated to reflect third quarter 2015 financial information, which its President and Chief Executive Officer, Christopher D. Myers, will utilize while hosting one-on-one meetings with investors at FBR & Co.’s 22nd Annual Investor Conference on Tuesday December 1, 2015 (furnished pursuant to Regulation FD).

99.2	Press Release dated November 27, 2015, announcing that Christopher D. Myers, President and Chief Executive Officer of CVB Financial Corp. will be hosting one-on-one meetings with investors at the at FBR & Co.’s 22nd Annual Investor Conference on Tuesday December 1, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB FINANCIAL CORP.
(Registrant)

Date: November 30, 2015	By:	/s/ Richard C. Thomas
Executive Vice President and Chief Financial Officer

Exhibit Index

99.1	Copy of the CVB Financial Corp. December 2015 slide presentation, updated to reflect third quarter 2015 financial information, which its President and Chief Executive Officer, Christopher D. Myers, will utilize while hosting one-on-one meetings with investors at FBR & Co.’s 22nd Annual Investor Conference on Tuesday December 1, 2015 (furnished pursuant to Regulation FD).

99.2	Press Release dated November 27, 2015, announcing that Christopher D. Myers, President and Chief Executive Officer of CVB Financial Corp. will be hosting one-on-one meetings with investors at FBR & Co.’s 22nd Annual Investor Conference on Tuesday December 1, 2015.